Irene C (Renie) Byrne

renie@malibucompost.com
510-289-4154

Profile: After spending much of my professional life in finance I joined the accounting team at Malibu Compost in 2010. My husband and I invested in Malibu Compost because after running extensive plant trials versus competitors we saw that this product really worked! I also believed in gardening organically and the notion of building the soil to create healthy plants has always appealed to me. Malibu Compost has opened the Biodynamic world to me and what a growing world it is!

Experience

CFO- Malibu Compost Inc. Berkeley CA 2017-Present

Accounting Team, Office Manager- Malibu Compost LLC 2010-2016

Operations Manager- AXA Rosenberg, Orinda, CA 2006-2010

Executive Director- Dharma Publishing, Berkeley CA 1998-2003

Lots of volunteer work for various non-profit organizations 1985-1997

Education

JFK University, Walnut Creek CA- Two-year accounting program

Chico State University- Majored in Nutrition (no degree pursued)

Interests

Nutrition, wellness, dance, gardening, beauty and a healthy planet for all beings.